

Mail Stop 4720

March 2, 2018

Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403

> **Re: Franklin Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 13, 2017**
> **File No. 001-09318**

Dear Mr. Lewis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management ("AUM"), page 33

1. We note from your AUM rollforwards and related tables (beginning on page 35) that you aggregate market appreciation and long-term distributions (i.e. Net Market Change and Other); however, in your prior year annual and interim reports this information was disaggregated. Please address the following:

    - Provide us with some background explaining why you revised your tables to provide aggregated amounts in the current fiscal year.

- Revise your disclosure in future filings to provide a more accurate line-item description (e.g. Net Market Changes, Long-term distributions, and other). In addition, provide a footnote to this line item quantifying each of the components for each year the information is provided.

- Revise your disclosure in future filings to provide an appropriate level of quantitative and qualitative textual discussion accompanying the tables.

- Revise your disclosure in future filings, including any 8-K's and other related information, to provide a clear description of what those long-term distributions represent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551- 3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services